UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

04043337

DIVISION OF
CORPORATION FINANCE

RECD S.E.C.
SEP 1 2 2004
1086

Act Exchange Act of 1934
Section 13e-4 & 14e-1
Rule 13e-4(d)(1); 13e-4(f)(1)(ii) & 14e-1(b)
Public Availability September 13, 2004

September 13, 2004

Via facsimile and US mail

Richard Y. Roberts, Esq.
Thelen Reid and Priest LLP
701 Pennsylvania Avenue, N.W., Suite 800
Washington, DC 20004-2608

PROCESSED
OCT 05 2004
THOMSON
FINANCIAL

Re: TXU Corporation
Request for no-action relief under Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b)

Dear Mr. Roberts,

We are responding to your letter dated September 13, 2004 to Brian V. Breheny and Nicholas P. Panos, as supplemented by telephone conversations with the staff of the Division of Corporation Finance, with regard to your request for no-action relief. Our response is attached to the enclosed photocopy of your letter to avoid having to recite or summarize the facts set forth in your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as defined in your letter.

Without necessarily concurring in your analysis, and based on your oral and written representations and the facts and circumstances presented, the staff will not recommend that the Commission take enforcement action under Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) against TXU if the Offers are conducted based on the pricing mechanism and in the manner described in your letter.

In granting the requested relief, we note in particular that:

- The Subject Securities trade at prices which are related to the trading price of TXU common stock;

- TXU common stock is listed on the New York Stock Exchange;

- A formula for determining the offer price will be disclosed in the tender offer materials disseminated to security holders; the formula will remain fixed throughout the duration of the Offers (unless the Offers are revised to provide a fixed price or there is a change in the formula, in which case the Offer Period will be extended); and the formula will be based on the volume weighted average trading prices for TXU common stock during the Averaging Period multiplied by a fixed factor plus a fixed dollar amount per Subject Security;

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- The tender offer materials disseminated to security holders will disclose the number of trading days in the Averaging Period; the number of trading days in the Averaging Period will be at least ten days; and the minimum and maximum offer price will be disclosed in the tender offer materials;

- TXU will provide a toll-free number that will enable security holders to determine, during the Averaging Period, a representative offer price calculated based on the formula as of the date of inquiry that includes only those trading days elapsed since the Averaging Commencement Date;

- The final offer price will be set at least two trading days prior to the scheduled expiration of the Offers; and

- TXU will issue a press release to publicly announce the final offer price prior to the opening of trading on the second trading day prior to the expiration of the Offers, and TXU will file an amendment to its relevant Schedule TO on the same date setting forth the final offer price.

The foregoing no-action position is based solely on your oral and written representations and the facts presented in your letter and in telephone conversations with the staff, and is strictly limited to the application of those rules to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 10(b) and 14(e), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the Offers. The Division expresses no views with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

Sincerely,

For the Division of Corporation Finance,

Brian V. Breheny
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

Thelen Reid & Priest LLP
Attorneys At Law

Richard Y. Roberts
202.508.4148 Direct Dial
202.654.1852 Direct Fax
rroberts@thelenreid.com

701 Pennsylvania Avenue, N.W., Suite 800
Washington, DC 20004

Tel. 202.508.4000
Fax 202.508.4321
www.thelenreid.com

September 13, 2004

Brian V. Breheny, Esq., Chief
Nicholas P. Panos, Esq., Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: **TXU Corp. – Interpretive and no action request - Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b)**

Gentlemen:

TXU Corp., a Texas corporation ("TXU"), is considering making offers (each, an "Offer") to purchase one or more of the following securities: its outstanding Corporate Units (NYSE Symbol "TXU PrC") and Income PRIDES (NYSE Symbol "TXU PrD") (collectively, "Equity-Linked Securities") and its outstanding floating rate convertible senior notes which have not been listed on any securities exchange or included in any automated quotation system ("Convertible Notes"), (each referred to individually as a "Subject Security" and collectively as "Subject Securities"). Because, as discussed below, TXU has concluded that such Subject Securities trade at prices which are related to the trading price of TXU's common stock (NYSE Symbol "TXU"), TXU proposes to offer to purchase the Subject Securities at a price indexed to the daily volume weighted average trading price at which a share of TXU's common stock trades during a specified period commencing on or after the date on which each Offer is commenced and ending on a date that is at least two business days prior to the expiration of the applicable

Offer, with the price to be set at some predetermined fraction of such common stock trading price plus a fixed dollar amount. In each case, the price would be fixed at least two business days prior to the expiration of the Offer and would be paid in cash as soon as practicable after the expiration of the applicable Offer.

I. Requested Relief

We are writing to request, on behalf of TXU, that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that the pricing mechanisms to be used in the Offers, if conducted as described herein, comply with the requirements of Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b). Alternatively, we request that the Staff confirm that it will not recommend that the Commission take enforcement action pursuant to Rules 13e-4(d)(1) (solely on the basis of the pricing mechanisms to be used in the Offers), 13e-4(f)(1)(ii) or 14e-1(b) if TXU were to make the Offers in the manner described herein.

II. The Proposed Offers

Participation in each Offer will be entirely voluntary. Neither TXU nor its Board of Directors will make any recommendation to holders of Subject Securities as to whether to participate in any Offer. Subject Securities which are not purchased in an Offer will remain outstanding on their current terms and conditions. Subject Securities purchased by TXU in an Offer will be cancelled and retired.

TXU currently expects to distribute information regarding one or more Offers to holders of the applicable Subject Securities by mail. The period (the "Offer Period") during which holders may elect to participate in such an Offer by tendering their applicable Subject Securities will commence on the date of such mailing. The Offer Period will end twenty business days later, at midnight, unless extended (the "Expiration Date").

The price which TXU will offer to pay for each Subject Security tendered and purchased in each Offer would be determined by reference to the volume weighted average trading price for TXU common stock (the "Average Common Stock Price") during a period of at least ten consecutive trading days during the Offer Period (including any extension thereof) (the "Averaging Period"), which Averaging Period shall end at the close of trading on a date at least two business days prior to the expiration of the original Offer Period or any such extension (the "Pricing Date"). The formula, which will provide that the price for each Subject Security will be calculated as the Average Common Stock Price multiplied by a fixed factor plus some fixed dollar amount per Subject Security, in each case subject to a fixed minimum price and a fixed maximum price, will be set forth in each Offer. TXU understands that if the Offer is revised to provide for a fixed price or if there is a change in the formula (including the minimum or maximum price) used in the Offer, then such change would be viewed as a change in the price for the Subject Securities, requiring that at least ten business days remain in the Offer Period. TXU further understands that, with respect to any extension of the Offer, other than in connection with a change to a fixed price, that is announced subsequent to the announcement of the Purchase Price on the Announcement Date, as described below, it may not change the price to a price that is determinable using a formula.

TXU will calculate the purchase price for each Subject Security (each, a "Purchase Price") on the basis of the formula described above after the close of trading on the Pricing Date for the applicable Offer. The Purchase Price for each Offer will be fixed prior to the opening of trading on the business day preceding the Expiration Date of the applicable Offer (the "Announcement Date").[1] Holders of Subject Securities may obtain information on the trading volume and closing price with respect to TXU's common stock throughout the Offer Period, as well as, during the Averaging Period, a representative purchase price calculated as of the date of inquiry in a manner which reflects the formula described above except that the Averaging Period for such purposes will be deemed to include only those trading days elapsed since the Averaging Commencement Date (a "Representative Price"), by calling the information agent for such Offer, whose toll-free number will be provided in the relevant Offer materials. If the information agent provides a calculation with respect to any Representative Price, such agent will also indicate that the Averaging Period has not yet expired and that the actual Purchase Price may be more or less than such Representative Price. TXU will also issue a press release announcing the Purchase Price prior to the opening of trading on the Announcement Date and will file on the Announcement Date an amendment to its relevant Schedule TO setting forth such Purchase Price. As a result, holders of the Subject Securities will have an ability to know the fixed Purchase Price for each Offer at least two business days prior to the expiration of such Offer, thus affording such holders an opportunity to tender or withdraw their Subject Securities during a period of two business days after the Purchase Price is fixed and known.[2]

In each Offer, TXU will accept for payment all Subject Securities validly tendered and not properly withdrawn prior to the expiration of the Offer, subject to proration in the event that the number or aggregate principal amount of any Subject Security so tendered exceeds the number or aggregate principal amount of such Subject Security TXU seeks in the applicable Offer, to be set forth in such Offer. Security holders whose Subject Securities are accepted in an Offer will be paid following the expiration of the Offer in accordance with applicable rules, and, with respect to each Offer, TXU will pay the same Purchase Price with respect to each Subject Security so accepted. Subject Securities not accepted in an Offer due to prorationing will be returned following the expiration of the Offer in accordance with applicable rules.

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[1] As an example, assuming an Offer is scheduled to remain open for twenty business days, the Averaging Period would end no later than the 18th day of the Offer, and the applicable Purchase Price would be announced prior to the opening of trading on the 19th day of the Offer. If an Offer were extended, the deadlines for the fixing and announcing of the Purchase Price may similarly be extended.

[2] Assuming a twenty-business day Offer, the 19th and 20th business days of the Offer.

III. Discussion

TXU will make each Offer to all of the holders of the applicable Subject Securities. Since the Subject Securities either may be settled in exchange for TXU common stock (*i.e.*, Equity-Linked Securities) or are in certain circumstances convertible into TXU common stock (*i.e.*, Convertible Notes), the Subject Securities are considered "equity securities" under the Securities Exchange Act of 1934, as amended ("Exchange Act"). As such, the Exchange Act rules principally relevant to the Offers are those relating to issuer tender offers. Rule 13e-4 governs any "issuer tender offer", which is defined in paragraph (a)(2) thereof as "a tender offer for, or a request or invitation for tenders of, any class of equity security, made by the issuer of such class of equity security or by an affiliate of such issuer." For the reasons described below, we believe, and request that the Staff confirm, that the pricing mechanisms to be used in each Offer, as described herein, comply with the requirements of Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and Rule 14e-1(b).

Pricing Considerations. We have been advised by TXU that, since the Subject Securities by their terms either may be settled in exchange for shares of TXU's common stock (in the case of the Equity-Linked Securities) or may be converted into shares of TXU's common stock or a cash payment based on the value of TXU's common stock (in the case of the Convertible Notes), TXU expects there to be a relationship between the prices at which holders of Subject Securities would be willing to tender their respective Subject Securities and the trading price, at the time of such tender, of TXU's common stock. TXU has observed over the past several months that there has been a significant correlation between changes in the trading prices of the Equity-Linked Units on the one hand and the common stock on the other hand. In addition, although the Convertible Notes are not publicly traded, TXU has observed, based upon the limited pricing data available, a similar correlation with respect to the Convertible Notes. Consequently, TXU believes that, due to the interrelationship between the Subject Securities and TXU's common stock, if the price of TXU's common stock rises, the prices at which holders of each of the Subject Securities would be willing to sell or tender would also rise, while the prices at which holders of each of the Subject Securities would be willing to sell would fall if the price of TXU's common stock fell. As a result, if TXU were to launch tender offers with purchase prices fixed at the commencement of such offers, and the price of TXU's common stock were to rise, TXU may need to raise the price it offers in the tender offers in order to induce holders of the Subject Securities to tender their Subject Securities. Such a price increase would require extension of the offers pursuant to Rule 13e-4(f)(1)(ii). Moreover, the price of common stock could rise again during any such extension, requiring further changes to the offer prices in order to induce holders of the Subject Securities to tender their Subject Securities, and, consequently, further extensions would be required.

The proposed pricing formula would reduce uncertainty for TXU and holders of the Subject Securities during the Offer Period about whether the Purchase Price will be adequate to cover any increase in the value of the Subject Securities resulting from fluctuations in the trading prices of common stock during the Offer Period. Compared to a fixed purchase price, the proposed methodology would allow TXU to price and complete the Offers more efficiently, while allowing holders of the Subject Securities to better predict, at the commencement of the Offers, the difference between the value of their tendered Subject Securities and the Purchase Price they will receive.

Precedents for Formula Pricing. We recognize that the pricing formulas proposed for each of the Offers may be viewed as raising issues under the applicable tender offer rules. In particular, we note that Rule 13e-4(d)(1) requires the offer document to specify the consideration being offered in the offer. Furthermore, Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) provide that a tender offer must remain open for at least ten business days from the date that notice of any increase or decrease in the consideration offered is first published or sent to or given to the security holders. We believe that the determination of the Purchase Price under the pricing formula described above is consistent with such Rules, and with the Staff's requirements for formula price tender offers, as set forth in a series of letters commencing in August 11, 1995 at the request of Lazard Freres & Co. ("*Lazard*")[3], principally because the formula in each Offer will remain fixed throughout the Offer Period and the Purchase Price will be announced at least two business days prior to the expiration of such Offer.

First, in *Lazard*, the Staff concurred that an exchange ratio pricing mechanism described therein complied with the requirements of Rule 14e-1(b) and Rule 14d-6(e)(1)(iii) under the Exchange Act (which, like Rule 13e-4(d) in the issuer tender offer context, required the tender offer document to state the amount of the class of securities being sought and the type and amount of consideration being offered). The following exchange ratio pricing mechanism was approved in *Lazard:* In an exchange offer under the Exchange Act for equity securities listed on a national securities exchange or on Nasdaq, the exchange ratio would be set based upon average trading prices over a specified period ending not later than the second full business day preceding the expiration of the exchange offer. The acquirer would issue a press release announcing the exchange offer ratio prior to the opening of trading on the second trading day prior to expiration of the exchange offer, and would provide in the offering circular a toll-free number for the information agent who would provide callers with the exchange ratio on each day during the exchange offer as if the exchange ratio had been determined on such date. Also, before the opening of trading on the second trading day prior to the expiration of the exchange offer, an amendment would be filed to the acquirer's Schedule 14D-1 setting forth the exchange ratio and including the press release as an exhibit.

As with the exchange ratio pricing mechanism approved by the Staff in *Lazard,* with respect to each of the Offers: (i) the securities to be used in the pricing formula, TXU's common stock, are listed on a national securities exchange, (ii) the Purchase Price is to be set based upon trading prices (of TXU's common stock) over a specified period ending not later than the second full business day preceding the expiration of the Offer, (iii) TXU would issue a press release announcing the Purchase Price with respect to each Offer prior to the opening of trading on the second business day prior to the date of expiration of the Offer, and file an amendment to Schedule TO setting forth the Purchase Price with respect to the Offer and including the press

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[3] Lazard Freres & Co., SEC No-Action Letter, 1995 WL 476257 (Aug. 11, 1995).

release as an exhibit, and (iv) holders of the Subject Securities would be provided with a toll-free number for TXU's information agent for the Offer, from whom holders of the Subject Securities would be able to obtain, during the Offer Period, information on the daily volume weighted average trading price of TXU's common stock and, during the Averaging Period, a calculation of the Representative Price as of the date of any such inquiry. Like the exchange ratio pricing mechanism approved in *Lazard*, under the pricing formula proposed by TXU, the Purchase Price with respect to each Offer would be subject to a pricing range of no less than a specified minimum amount and no more than a specified maximum amount.

While *Lazard* specifically concerned exchange offers rather than tender offers for cash, in at least two cases the Staff has extended its analysis of *Lazard* to pricing formulas in which the amount of cash to be paid was indexed to the prevailing market price for a security. On May 13, 2004, the Staff issued a no-action letter to Epicor Software Corporation ("*Epicor*") with respect to Epicor's plans to conduct an exchange offer in which the exchange ratio was set by a formula based on the prevailing market price of the subject securities.[4] In *Epicor*'s formula, unlike the formula considered in *Lazard*, the variable was the amount of cash to be paid as part of the consideration that included a fixed exchange ratio for the securities, plus a cash premium to protect the holders of the target securities from decreases in the value of the offeror's common stock during the offer period. In granting the requested relief, the Staff noted in particular: (a) the listing of the offeror's common stock on the Nasdaq National Market and the public availability of the share prices for the target securities, (b) that the pricing formula would be fixed throughout the offer period, (c) that the holders of the target securities would be able to determine the minimum cash payment to be received at the commencement and throughout the pendency of the offer period, (d) the availability of a toll-free number for assistance to the holders of the target securities in determining the minimum cash payment to be paid if the offer were completed as of such date, (e) that the cash payment would be determined by reference to average trading prices of the offeror's common stock during the averaging period and announced at least two trading days prior to the expiration of the offer, and (f) that the offeror would issue a press release announcing the final price prior to the opening of trading on the second trading day prior to the expiration of the offer.

The Staff has also extended the *Lazard* requirements for formula pricing to an issuer tender offer. On May 16, 1997, the Staff concurred that a Lazard-like pricing mechanism proposed by AB Volvo ("*Volvo*") for use in an issuer tender offer complied with the requirements of Rule 13e-4(d)(1)(iv) and Item 1 of Schedule 13E-4, which like Rule 13e-4(d)(1), required a statement of the type and amount of consideration being offered to security holders, where: (a) the Class B Shares of offeror, which were used in the pricing mechanism for the tender offer at issue, were listed on the Stockholm Stock Exchange, (b) the price in the offer would be set prior to the opening of trading two United States business days prior to the expiration date of the offer, (c) the offeror would issue a press release announcing such price prior to the opening of trading two United States business days prior to the expiration date of the offer and would file an amendment to its Schedule 13E-4, setting forth such price, (d) security

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[4] Epicor Software Corporation, SEC No-Action Letter, 2004 WL 1126018 (May 21, 2004).

holders would be able to contact offeror's information agent through a toll-free number to obtain the price as well as the daily volume-weighted average trading price of the Class B Shares of offeror throughout the offer period, and (e) the security holders would be able to calculate the minimum purchase price by the end of the third trading day during the period over which the price was to be calculated.[5]

Again, the pricing mechanism proposed with respect to the Offers is largely consistent with the standards established for formula pricing in an issuer tender offer, as set forth in *Volvo*. While the proposed formula for the Offers differs from that considered in the *Volvo* analysis, the pricing formula for each of the Offers would be subject to a fixed minimum price, so that, in contrast to *Volvo*, a holder of a Subject Security would know with certainty, at the commencement of an Offer, the minimum Purchase Price in such Offer. Although the language in the *Volvo* request ("two business days prior to the *expiration date*") seems to imply that the price would have been known to security holders for a period of three (rather than two) business days prior to the expiration of the offer, the precedent relied on in *Volvo* (which was established in *Lazard* and confirmed, after *Volvo*, in *Epicor*) permits the purchase price to be announced prior to the opening of trading on the second business day preceding *expiration* (in other words, prior to the opening of trading on the business day immediately preceding the expiration *date*, or, in the case of a twenty-business day offer, prior to the opening of trading on the 19th business day).

For the above reasons, we believe that the determination of a Purchase Price under the pricing formula described above is consistent with the requirements for formula-priced tender offers as set forth in *Lazard* and confirmed in *Epicor* and *Volvo*. Accordingly, we request confirmation that the operation of the pricing formula in the manner described above is consistent with the requirements of Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b). Alternatively, we request that the Staff confirm that it will not recommend that the Commission take enforcement action pursuant to Rules 13e-4(d)(1) (solely on the basis of the pricing mechanisms to be used in the Offers), 13e-4(f)(1)(ii) or 14e-1(b) if TXU were to make offers in the manner described herein.

Other Precedents. In addition to the Staff's confirmation that a similar pricing formula met the requirements of Rule 13e-4(d)(1)(iv) in *Volvo*, we note that the Staff has previously granted relief with respect to Rule 13e-4 for pricing formulas used in the context of several different types of offers, including employee stock option exchange offers and other purchases of employee-owned stock.[6] For example, we note that the Staff's response to Microsoft appears to have been based, in part, on the fact that the "the consideration to be paid pursuant to the [offer] will be determined by a uniformly applied formula based on the market price for the [securities being sought in the offer]."

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[5] AB Volvo, SEC No-Action Letter, 1997 SEC No-Act. LEXIS 1050 (May 16, 1997).

[6] *See, e.g.*, Microsoft Corp., SEC No-Action Letter, 2003 WL 22358818 (Oct. 15, 2003).

In addition, the Staff also has a long-established interpretation of tender offer pricing-rules to permit modified "Dutch auction" tender offers, despite the fact that such offers may fail to provide the security holders with the final offer price until the expiration of the offer, so long as: (a) the offer materials disclose the minimum and maximum consideration to be paid per tendered security, (b) there is pro rata acceptance throughout the offer with all securities participating equally in prorationing, (c) withdrawal rights will exist throughout the offer period, (d) there is prompt announcement of the purchase price, if determined prior to the expiration of the offer, and (e) the offeror purchases all accepted securities at the highest price paid to any security holder under the offer.[7] By comparison, the manner in which TXU proposes to conduct each Offer meets or exceeds each such requirement: (a) the offer materials will state the formula and the minimum and maximum price, (b) either TXU will seek and accept all validly tendered Subject Securities in each Offer or, to the extent proration is required because the number or aggregate principal amount of any Subject Security so tendered in any Offer exceeds the number or aggregate principal amount of such Subject Security TXU seeks in the Offer, as set forth in each Offer, all holders who properly tender such Subject Securities at any time during the applicable Offer will participate equally in such prorationing, (c) withdrawal rights will exist throughout the Offer Period and beyond the date on which the purchase price will be finally determined, (d) the purchase price will be announced promptly, in all events prior to the opening of trading at least two business days prior to expiration, thus enabling holders to delay their decision to tender until a price has been finally set, and (e) all securities purchased in each Offer will receive the same purchase price.

IV. Conclusion

On the basis of the representations and analysis set forth above, we respectfully request the Staff's confirmation that the pricing mechanisms to be used in the Offers, if conducted as described herein, comply with the requirements of Rules 13e-4(d)(1), 13e-4(f)(1)(ii), and 14e-1(b). Alternatively, we request on behalf of TXU that the Staff confirm that it will not recommend that the Commission take enforcement action pursuant to Rules 13e-4(d)(1) (solely on the basis of the pricing mechanisms to be used in the Offers), 13e-4(f)(1)(ii) or 14e-1(b) if TXU were to make the Offers in the manner described herein.

In accordance with Securities Act Release No. 33-6269 (December 5, 1980), enclosed are seven (7) additional copies of this letter. Please acknowledge receipt of this letter by date-stamping the enclosed extra copy of this letter and returning it to the undersigned in the enclosed, self-addressed stamped envelope.

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[7] SEC Rel. No. 33-6653 (1979).

If you have any questions concerning the foregoing, or if you require any additional information, please do not hesitate to contact the undersigned or Robert J. Reger, Jr. (212.603.2204) of Thelen Reid & Priest LLP or Safal Joshi, Esq. (214.812.6005), Associate General Counsel of TXU Corp.

Sincerely,

Richard Y. Roberts

Richard Y. Roberts

RYR/aml

cc: Al Carroll, TXU Corp.
Safal Joshi, Esq., TXU Corp.
Robert J. Reger, Jr.
Gregory Katz